1       REPORTING PERSON

        Dominion Income Management Corp.
        Dominion Income Management Profit Sharing Plan
        Andrew Evans
        21520 30th Ave. S.E., Suite 105, Bothell, WA 98021

2       ISSUER NAME

        Envision Development Corp. (EDV)

3       TAX ID

4       STATEMENT FOR: April 2000

5       AMENDMENT: NA

6       RELATIONSHIP: 10% owner

7       FILING: Form filed by more than One Reporting Person


                                      TABLE 1 - NON-DERIVATIVE SECURITIES
------------------------------------------------------------------------------------------------------------------
          1               2         3                     4                         5         6       7
Title of Security       Date      Code           Securities Acquired             Total Sh.   D/I    Nature
-----------------     --------    ----      -----------------------------       ----------   ---    --------------
Common (Dominion)      9/29/99      P         750,000     A        $ 7.00         750,000     D     --
Common (PS)            9/29/99      P         800,000     A        $ 7.00         800,000     D     --
Common (Evans)         9/29/99      P       1,550,000     A        $ 7.00       1,550,000     I     (1)

Common (Dominion)     10/15/99      P         212,000     A        $ 7.42         962,000     D
Common (Evans)        10/15/99      P         212,000     A        $ 7.42       1,762,000     I     (1)

Common (Dominion)     10/22/99      P         228,000     A        $ 7.15       1,190,000     D     --
Common (Evans)        10/22/99      P         228,000     A        $ 7.15       1,990,000     I     (1)

Common (Dominion)     11/10/99      P          49,000     A        $ 7.47       1,239,000     D     --
Common (Evans)        11/10/99      P          49,000     A        $ 7.47       2,039,000     I     (1)

Common (Dominion)      4/13/00      G         120,000     D         NA          1,119,000     D
Common (Evans)         4/13/00      G         120,000     D         NA          1,919,000     I     (1)

Common (Dominion)      4/13/00    J(2)        689,000     D         NA            430,000     D
Common (PS)            4/13/00    J(2)        800,000     D         NA                       --
Common (Evans)         4/13/00    J(2)      1,489,000     D         NA            430,000     I     (1)
Common (Dominion)      4/13/00    J(2)        689,000     A         NA          1,119,000     I     owner of corp.
Common (PS)            4/13/00    J(2)        800,000     A         NA            800,000     I     owner of corp.
Common (Evans)         4/13/00    J(2)      1,489,000     A         NA          1,919,000     I     owner of corp.


J=Exchange in non-pecuniary initial capitalization of controlled company.

(1) Evans: Indirect ownership as sole owner of Dominion and community is sole beneficiary of Profit Sharing

(2) All Parties: Indirect after simultaneous exchange of Envision shares in non-pecuniary change with ZERO.NET, Inc. in an initial capitalization. Reflects ownership share of ZERO.NET.

Signers

        Dominion Income Management Corp.

           By: /s/ Ann L. Evans                 Dated May 16, 2000
               --------------------------
               Ann L. Evans


        Dominion Income Management Profit Sharing Plan

           By: /s/ Ann L. Evans                 Dated May 16, 2000
               ---------------------------
               Ann L. Evans

        Andrew Evans

           By: /s/ Ann L. Evans                 Dated May 16, 2000
               ---------------------------
               Ann L. Evans